SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) OR 12(g) OF THE Securities Exchange Act Of 1934

CARBON 612 CORPORATION

(Exact name of registrant as specified in its charter)

Delaware

(State of other jurisdiction of incorporation)

26-3674846

I.R.S. Employer Identification Number

200 Old Country Road, Suite 610

Mineola, NY 11501-4241

(Address of Principal Executive Office) (Zip Code)

516-282-7652

(Registrant’s Telephone Number)

Securities to be registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which
To be so registered	each class is to be registered
None	None

Securities to be registered under Section 12(g) of the Act:

Common stock, par value $0.001 per share

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer .	Accelerated filer .

Non-accelerated filer . (Do not check if a smaller reporting company)	Smaller reporting company X .

Item 1. Business.

Background

Carbon 612 Corporation (“Carbon 612”, the “Company”, “we”, “us” or “our”) is a Delaware corporation formed on September 10, 2008. On November 2, 2009, Clear Skies Solar, Inc., a Delaware corporation (“Clear Skies”, “CCS”) which was our sole stockholder, assigned certain patents and patent applications, certain tangible assets and related liabilities to us, that related to its XTRAX® wireless data monitoring system for renewable energy systems (the “XTRAX® Technology”).

On November 13, 2009, Carbon 612 entered into a Securities Purchase Agreement with a group of investors (the “Purchase Agreement”) that provided for, among other things, the sale by Carbon 612 to the investors of (i) an aggregate of 15,000,000 shares (the “Shares”) of its common stock, par value $0.001 (“Common Stock”) at $.01 per share and (ii) warrants to purchase up to an aggregate of an additional 15,000,000 shares of its Common Stock (the “Warrants”) at $.10 per share. Carbon 612 received gross proceeds in the aggregate amount of $150,000 from the sale of the Shares and the Warrants. Immediately after the closing and as of the date of the filing of this registration statement, Clear Skies owns approximately 66% of Carbon 612’s outstanding shares of Common Stock.

The Purchase Agreement requires us to use our best efforts to file this registration statement with the Securities and Exchange Commission (“SEC”) by January 27, 2010 and for it to become effective not later than May 12, 2010. If this registration statement is not declared effective by the SEC by May 12, 2010 then the investors as a group have the right to purchase, at $.01 per share, an aggregate of 3,000,000 shares of our Common Stock for every thirty days (pro rata for shorter periods) that this registration statement is filed after January 27, 2010 and if effective beyond May 12, 2010. If this registration statement is effective by May 12, 2010 then the investors as a group have no right to purchase the additional shares of Common Stock if this registration statement is filed after January 27, 2010.

We are a development stage company which plans to sell the XTRAX® remote monitoring system for measuring the production of renewable energy systems and for transmission of the data via the cellular network, microwave transmission network or satellite.

Products and Services

Overview

XTRAX® is our patented system for remotely monitoring the energy production of renewable energy systems and provides fault notification. The patented XTRAX® system provides automated real-time monitoring of remote alternative energy installations. The system consists of a central database server and remote energy meters. The server routinely accesses the remote meters to recover the energy reading of the remote alternative energy systems. The meter installed at the remote alternative energy system site constantly monitors the system to provide energy metering and real-time alternative energy system failure detection. In case of alternative energy system failure the meter will automatically contact the server to report the type of failure. XTRAX® will also be used to sub-monitor large scale commercial or utility sized systems to increase efficiency and reporting of performance by monitoring "strings" or "lines" individually. XTRAX® can also be used for 3rd party verification of other production verification monitoring devices.

The design philosophy behind XTRAX® is to avoid using relatively expensive personal computers for simple monitoring tasks. The XTRAX® hardware monitor uses a minimalist approach by integrating a microcontroller, an energy measurement device, a cellular card and miscellaneous interface components to provide a small and low cost hardware platform. This platform is capable of being utilized for a variety of measurements, including but not limited to, electrical energy production, temperature, volume and flow. It can also provide alerts if the system under measurement malfunctions. The XTRAX® hardware monitor utilizes a database application for the retrieval and reporting of data to owners, customers, and aggregators. Data is regularly reported to the server via the cellular network. Alternately, communications may be conducted via microwave or satellite technology. The XTRAX® system as a whole provides automated billing and reporting plus the ability for users to retrieve reports through a dedicated website.

Once launched, we expect XTRAX® to generate high margin recurring revenues as described below. We plan to sell XTRAX® to photovoltaic (sometimes called “solar electric” or “PV”) installers, utilities and owners (primarily residential or small scale commercial, industrial & agricultural) of existing and future renewable energy system installations. We may also sell it to Clear Skies’ customers. We believe that XTRAX® will enable us to acquire and validate Renewable Energy Credits (RECs) and provide information regarding greenhouse gas emissions that may support the generation of Carbon Credits. Development of our XTRAX® system may also open other potential markets, such as the ability to monitor heat and flow rates for such applications as irrigation, oil well monitoring, and solar-thermal measurement. We have begun beta testing of our proprietary software, and we expect to outsource the manufacturing of XTRAX® units. We currently plan to commercially launch XTRAX® during 2010.

XTRAX® Recurring Revenue Model

The XTRAX® Remote Access Energy Monitor System was designed specifically for the domestic Renewable Energy Credit (REC) market, regional and international production based incentive programs and for the international Carbon Credit Market (CCM). The system utilizes the existing cellular network infrastructure thereby eliminating the need for LAN/WAN or any other hardwired network systems. In extreme remote conditions the system will be developed so it can also make use of satellite or microwave communications.

The Carbon 612 business model is to license/install XTRAX® on all sub-100kW systems in the United States as well as internationally in order to capture the small-system production information. We believe that currently there are no reliable, verifiable and cost effective methods of accurately collecting this data from small systems which makes monetizing the credits and incentives from smaller systems of little or no value.

We believe XTRAX® and the support platform we have patented and copyrighted makes collecting this data not only feasible but profitable as well. With over 60,000 systems in the USA alone, we expect that our program would become profitable after 8,000 units are installed which is only 13% of the installed market.

XTRAX® will be installed on existing small systems, usually residential, where our patented hardware will monitor kWh production, including but not limited to time of day production, then send this data autonomously to our in-house servers where it is managed by our copyrighted software. The software takes the kWh data and assigns it a value according to individual client contracts.

The client preset values are based on purchase contracts of the “REC” or “CCM” or production based incentive programs and can be traded/offered on the “spot” market each according to the requirements of the client. Potential clients include homeowners, business owners or anyone who owns the rights to the RECs or CCMs such as aggregators, finance companies or power purchase agreement (“PPA”) providers and regional utilities that offer their own incentives.

The model is for Carbon 612 to charge a monitoring fee of $8.95-$29.95 per month per residential client or more for large scale clients or sub metering contracts.

We believe the value we will offer our clients under our XTRAX® platform is based on the following:

1)

No upfront cost to the customer. (Approximately a seven month return on investment for us).

2)

Autonomous data collection. No one is required to read a meter, ever.

3)

Client receives a check or direct bank deposit for verified credits collected that were previously elusive. ”Found money” for the client.

4)

Highest market value for RECs/CCMs available from anticipated volume. It is not effective to manually collect small amounts of data and submit for monetization.

5)

Client receives automatic notifications in the event that their system is not functioning.

We will convert the data received into the electronic format required by aggregators that sell the credits to utilities, or when enough XTRAX® units are in place, by us directly to utilities. The utilities would pay the aggregators (or us) via electronic transfer, the aggregator would transfer our share to us and we would, after deducting the monthly fee from each homeowner or other user of an XTRAX® unit, remit the balance due via direct deposit if the client has a bank account or mail a check if not. Utilization of electronic transfer of funds reduces cost and avoids the necessity of preparing and mailing checks or using credit cards which are sometimes cancelled or allowed to lapse by card holders, causing further problems.

XTRAX® Server

The XTRAX® Server is an automated data retrieval and reporting system. The server will maintain a database of meter information. The primary meter identification will be the remote site’s communication access number. For installations using a cellular modem this will be the modem’s eleven digit phone number. The server will regularly and automatically access the remote meters to recover and record current energy production totals. Current energy data will be compared to previously retrieved data to calculate energy production. Meter access can be configured to occur monthly, weekly, daily, and hourly or may be customized to specific needs. Automated remote access can be scheduled for any time. Remote meters will be non-functional during blackout and severe brownout conditions. If the server fails to connect to a meter then site access is rescheduled for the following day. If a second no connect occurs then an error report will be emailed to the system administrator. If subsequent contact is successful and a power fail report has been received then the system assumes a communications failure and logs the event. Problem sites can be tagged for more frequent contact. If the problem persists the site history logs can be used to document the power or communication failures to the authorities responsible for the meter’s site.

The XTRAX® System provides customer access to records and reports via a dedicated website. Customers may view their energy production, error logs, and update their password and email address. Customer access is protected by username and password login. The Server automatically creates energy production statements for delivery to energy credit aggregators.

XTRAX® Meter

The XTRAX® meter is a real-time energy meter that is also capable of monitoring real-time operating parameters in order to detect system failures. Energy totals are registered and stored in non-volatile memory in case of power failure. The system will be able to detect and report system failure to the server. The meter circuitry is powered from the remote site’s standard AC service. The meter will be non-functional during blackout and severe brownout conditions. Upon resumption of utility power the system will automatically report the failure to the server. The remote interface provides access to the unit from the server for monitoring energy produced. The remote interface is also used by the meter to report system failure to the server.

The hardware platform for the meter is designed to provide a flexible meter solution for different energy installation configurations. The meter is capable of monitoring single and single split-phase power as found in most residential installations as well as three phase power as found in industrial installations.

The meter utilizes a unique current sensor coil design (the “Clear Coil”) in the form of a flexible open coil that can be installed on active conductors. The Clear Coil permits the installation of current sensors without disconnecting the mains wiring. The current sensor installation can be accomplished in less than one minute per phase. This design greatly simplifies the meter installation.

Potential Improvements

Potential improvements in our XTRAX® technology and related applications that we are pursuing include the following:

Expanded Capabilities. We are working to configure XTRAX® to monitor and report additional parameters including heat and liquid flow. This would open the possibility of our pursuing the following applications, either directly or through licensing:

(i)

Remote verification of water usage quantities, flow rate, and quality. Potential customers include golf courses, municipalities, irrigation systems, governments or businesses involved in environmental testing.

(ii)

Remotely monitoring the volume in petroleum storage tanks.

(iii)

Remotely monitoring the production of solar-thermal energy systems.

(iv)

Remotely monitoring air and water quality.

Greater Distances We are developing MAXTRAX, a remote monitoring product that uses radio and satellite uplinks. Through this product, we hope to enable monitoring in isolated, rural locations in which XTRAX®, using its cellular capability, would not be effective. MAXTRAX is currently in the planning stage and preliminary development work has been initiated.

Market Opportunity The price of oil in U.S. dollars has fluctuated widely over the past three years after being at its historic highs in 2008 and precipitously declining to relatively low prices in early 2009. While overall global energy demand declined with the global economic meltdown, demand is widely expected to increase rapidly as the economic recovery gains traction. This volatility causes users of oil to be concerned about future costs of power. We believe that sunlight has long been a vast but underutilized source of energy. We also believe that the combination of recent solar energy technology improvements and the uncertain cost of fossil fuels will provide economic opportunities for the adoption of alternative energy sources. Furthermore, we believe that RECs and Carbon Credits in various countries may grow in demand if the regulatory landscape moves towards market-based cap and trade systems.

Suppliers

All components and parts in an XTRAX® unit are readily available in the market. Once we design a printed circuit board many companies are available to produce that board.

Competition

If and when XTRAX® is commercialized, we will face competition. Many of our competitors are larger with more established businesses than us and have substantially greater resources than we do.

We believe that we will compete based upon our superior technology, customer service and responsiveness to customer needs. Because XTRAX® servers a niche market which is currently neglected, we believe our first mover advantage will be significant. We believe that our patent and patent applications are valid and broadly written and certain competitors may be in violation of our patent. We have not yet conducted any investigation to determine the extent, if any, of patent infringement by certain companies and if we believe infringement has occurred, we will then need to negotiate with these potential infringers and, if not successful, commence litigation with the inherent uncertainties of such a course of action. The outcome, and cost, of such actions cannot be estimated at this time. There is no assurance that our competitors who might infringe on our patent could not develop alternative technology that does not infringe resulting in a comparable or better measuring device.

If and when commercialized, we believe that XTRAX®’s principal monitoring competitors will be:

•

Fat Spaniel Technologies, Inc., which delivers computer-based remote monitoring of solar installations and sends alerts via e-mail or text message if an inverter is shut down.

•

Inverter-specific Communications. Some inverter manufacturers are attempting to improve this technology with new features, such as SMA’s Sunny Boy inverters. Such new features include communication capability in the standard inverter required on all PV system interconnections, through an optional socket modem attached to the existing power line. This software enables continuous monitoring and can record the performance of a PV system on a personal computer through the Windows-based program 'Sunny Data'. The device can also send and receive data and commands to and from a central monitoring device. We believe that this technology may present the potential for a conflict of interest in that the vendor’s device is measuring the production from the vendor’s inverter and sometimes there are penalties for production below agreed upon levels.

•

Digi International Inc.’s Digi RPM is an intelligent power control and monitoring device that enables users to remotely turn devices on and off, measure electrical load and monitor ambient temperature and integrate with additional devices to provide power management over Ethernet and Internet connections.

Regulatory Matters

Our operations are subject to a variety of national, federal, state and local laws, rules and regulations relating to worker safety, zoning, building and electrical codes, and the use, storage, discharge and disposal of environmentally sensitive materials. We believe that we are in compliance in all material respects with all laws, rules, regulations and requirements that affect our business. Further, we believe that compliance with such laws, rules, regulations and requirements does not impose a material impediment on our ability to conduct business.

Government Subsidies and Incentives

Various subsidies and tax incentive program exist at the federal and state level to encourage the adoption of solar power including capital cost rebates, performance-based incentives, feed-in tariffs, tax credits and net metering. Capital cost rebates provide funds to customers based on the cost or size of a customer’s solar power system. Performance-based incentives provide funding to a customer based on the energy produced by their solar system. Under a feed-in tariff subsidy, the government sets prices that regulated utilities are required to pay for renewable electricity generated by end-users. The prices are set above market rates and may be differentiated based on system size or application. Feed-in tariffs pay customers for solar power system generation based on kilowatt-hours (or kWh) produced, at a rate generally guaranteed for a period of time. Tax credits reduce a customer’s taxes at the time the taxes are due. Under net metering, a customer can generate more energy than it uses, during which periods the electricity meter will spin backwards. During these periods, the customer “lends” electricity to the grid, retrieving an equal amount of power at a later time. Net metering programs enable end-users to sell excess solar electricity to their local utility in exchange for a credit against their utility bills. Net metering programs are usually combined with rebates, and do not provide substantial cash payments if delivered solar electricity exceeds their utility bills. In addition, several states have adopted renewable portfolio standards, or RPS, which mandate that a certain portion of electricity delivered by utilities to customers come from a list of eligible renewable energy resources. Some programs further specify that a portion of the renewable energy quota must be from solar generated electricity.

Despite the benefits of solar power, there are also certain risks and challenges faced by users of solar power. Solar power is heavily dependent on government subsidies to promote acceptance by mass markets. We believe that the near-term growth in the solar energy industry depends significantly on the availability and size of these government subsidies and on the ability of the industry to reduce the cost of generating solar electricity. The market for solar energy products is, and for some time will continue to be, heavily dependent on public policies that support growth of solar energy. There can be no assurances that such policies will continue despite the November 2008 eight year renewal of the 30% investment tax credit applicable to solar energy projects and the February 2009 approval of the Payments in Lieu of Tax Credit program which offers cash grants in lieu of the aforementioned 30% tax credit. Decrease in the level of rebates, incentives or other governmental support for solar energy would have an adverse affect on our ability to sell our products.

Prior to its commercialization, which we currently expect to be in 2010, XTRAX® will need to be listed by Underwriters Laboratories (“UL”) and receive approval from the Federal Communications Commission (“FCC”) due to certain low level magnetic emissions from the XTRAX® unit. In addition, it will have to be certified by various cellular network operators as meeting technical requirements for devices that communicate via the cellular network. We currently believe that the UL listing, the FCC approval and these certifications will be obtained by such time.

Intellectual Property

We have a U.S. patent for a “Remote Access Energy Meter System and Method” (No. 7,336,201 – issued on February 26, 2008), which we currently intend to market as XTRAX®, and have filed other patent applications in the U.S., Europe, Canada, China and Hong Kong. We also own the registered trademark XTRAX®. In addition to our patent, potential future patent applications, and trademark, we also have trade secrets and know-how.

Employees

We currently have two employees, both of whom are full time, not including our three executive officers, who are also executive officers of Clear Skies. We consider our employee relations to be good.

Item 1A. Risk Factors

An investment in the Company’s Common Stock involves a high degree of risk. An investor should carefully consider the risks described below as well as other information contained in this registration statement. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected, the value of our Common Stock could decline, and an investor may lose all or part of his or her investment.

Risks Related to our Business

We have a limited operating history upon which an evaluation of our prospects can be made.

We were formed on September 10, 2008 and have had only limited operations since our inception upon which to evaluate our business prospects. We have generated no revenues to date. As a result, an investor does not have access to the same type of information in assessing his or her proposed investment as would be available to purchasers in a company with a history of prior operations. We face all the risks inherent in a new business, including the expenses, difficulties, complications and delays frequently encountered in connection with conducting operations, including capital requirements and management’s potential underestimation of initial and ongoing costs. We also face the risk that we may not be able to effectively implement our business plan. If we are not effective in addressing these risks, we may not operate profitably and we may not have adequate working capital to meet our obligations as they become due.

We have a history of losses and we may not be able to achieve profitability in the future.

From the date of inception (September 10, 2008) through December 31, 2009, we have accumulated net losses of $375. There can be no assurance that we will be profitable in the future. If we are not profitable and cannot obtain sufficient capital we may have to cease our operations.

Our auditors have issued an unqualified opinion on our financial statements with a “going concern” paragraph.

Our independent auditor’s opinion on our financial statements has a “going concern” qualification. Such a qualification may make parties reluctant to extend trade credit to us and thereby make it more difficult for us to conduct our business. In addition, such an opinion from the auditors may also make third parties reluctant to do business with us or to invest funds in our company, thereby raising difficulties for us in the conduct of our business.

We will need additional financing to execute our business plan and fund operations, and such additional financing may not be available on reasonable terms or at all.

We have limited funds. If we do not raise additional capital we will not be able to execute our current business plan and fund business operations long enough to become cash-flow positive or to achieve profitability. Our ultimate success will depend upon our ability to raise additional capital. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us.

We will be required to pursue sources of additional capital through various means, including joint venture projects and debt or equity financings. Future financings through equity investments will be dilutive to existing stockholders. Also, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, and the issuance of warrants or other convertible securities, which will have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition and results of operations.

Our ability to obtain needed financing may be impaired by such factors as the weakness of capital markets, both generally and specifically in the renewable energy industry, and the fact that we have not been profitable, which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, if any, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

We may not be able to effectively control and manage our growth, which would negatively impact our operations.

If our business and markets grow and develop it will be necessary for us to finance and manage expansion in an orderly fashion. We may face challenges in managing expanding service offerings and in integrating any acquired businesses with our own. Such eventualities will increase demands on our existing management, workforce and facilities. Failure to satisfy increased demands could interrupt or adversely affect our operations or cause administrative inefficiencies.

We could become involved in intellectual property disputes that create a drain on our resources and could ultimately impair our assets.

We currently have one issued U.S. patent (No. 7,336,201) and various domestic and foreign patent applications. In addition, we rely on trade secrets and our industry expertise and know how. We do not knowingly infringe on patents, copyrights or other intellectual property rights owned by other parties; however, in the event of an infringement claim, we may be required to spend a significant amount of management time and company money to defend a claim, develop a non-infringing alternative or to obtain licenses. We may not be successful in developing such an alternative or obtaining licenses on reasonable terms, if at all. Any litigation, even if without merit, could result in substantial costs and diversion of our time and resources and could materially and adversely affect our business and operating results.

We are dependent upon key personnel whose loss may adversely impact our business.

We rely heavily on the expertise, experience and continued services of our technical personnel. The loss of them or an inability to attract or retain other key individuals, could materially adversely affect us. We seek to compensate and motivate our executives, as well as other employees, through competitive salaries and bonus and option plans, but there can be no assurance that these programs will allow us to retain key employees or hire new key employees. As a result, if they were to leave or be unable to serve, we could face substantial difficulty in hiring a qualified successor and could experience a loss in productivity while any such successor obtains the necessary training and experience. In addition, we anticipated that our current president and chief executive officer will not retain that position as the commercialization of XTRAX® is achieved and therefore we will need to employ a person in that role with the skills to carry out our business plan. There can be no assurance that we will be able to identify or employ such a person.

Our executive officers also serve as executive officers of our parent company, which affects the amount of time they devote to our business.

Ezra Green, our President and Chief Executive Officer, Thomas Oliveri, our Vice President and Assistant Secretary, and Arthur Goldberg, our Vice President, Secretary and Treasurer, also serve as executive officers of our parent company, Clear Skies Solar, Inc. Mr. Green, Mr. Oliveri, and Mr. Goldberg will devote less than one-third of their professional time to our business, which could affect our operations and profitability.

We are exposed to risks associated with product liability claims in the event that the use or installation of our products results in injury or damage.

We anticipate acquiring a product liability insurance policy once we are ready to launch our XTRAX® product, but there can be no assurance that one will be available on reasonable terms. The successful assertion of product liability claims against us could result in material reputational and/or monetary damages and, if our insurance protection is inadequate, could require us to make significant payments.

If our XTRAX® product is commercialized, we will face intense competition, and many of our competitors will have substantially greater resources than we do.

If our XTRAX® product is commercialized, we will operate in a highly competitive environment that is characterized by price fluctuations, supply shortages and rapid technological change. If our XTRAX® product is commercialized, we will compete with major international and domestic companies. Our competitors will often have greater market recognition and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel and other resources than we do. Many of our potential competitors may be developing and are currently producing products based on new technologies that may ultimately have costs similar to, or lower than, our projected costs. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of products than we can.

It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

There can be no assurance that we will be able to compete successfully. If we are unable to compete effectively, or if competition results in a deterioration of market conditions, our business and results of operations would be adversely affected.

Technological changes in the alternative energy industry could render our proprietary technology uncompetitive or obsolete, which could impair our ability to capture market share and limit our sales.

Our failure to further refine our technology and develop new technology could cause our products to become uncompetitive or obsolete, which could impair our ability to capture market share and limit our sales. The alternative energy industry is rapidly evolving and competitive. Our future success will depend on our ability to appropriately respond to changing technologies and changes in function of products and quality. We may need to invest significant financial resources in research and development to keep pace with technological advances in the solar power industry and to effectively compete in the future. A variety of monitoring technologies may be currently under development by other companies that could result in higher product performance than those expected to be produced using our technology. Our development efforts may be rendered obsolete by the technological advances of others and other technologies may prove more advantageous than our monitoring system that we can offer.

The solar power industry depends on the availability of rebates, tax credits and other financial incentives; reduction or elimination of which would reduce the demand for our services and impair our results.

Certain states, including California, New Jersey and Arizona, offer substantial incentives to offset the cost of solar power systems. These systems can take many forms, including direct rebates, state tax credits, system performance payments and Renewable Energy Credits (RECs). In addition, the Federal government currently offers a tax credit upon the installation of solar power systems. This Federal Investment Tax Credit approved in 2005 was due to expire at the end of 2008 but was extended for eight years in November 2008. Tax laws can be changed at any time. Current tax rules also permit businesses to accelerate the depreciation on their system over five years. Reduction in or elimination of such tax and other incentives or delays or interruptions in the implementation of favorable federal or state laws could result in reduced demand for our services, and negatively affecting our sales and financial condition.

If we are unable to obtain needed governmental and cellular network approvals, we will be unable to implement our business plan.

Our ability to pursue our growth strategy may be hindered if we are not able to obtain listing by Underwriters Laboratory (“UL”) and approvals, including from the Federal Communications Commission (“FCC”) due to certain low level magnetic emissions from the XTRAX® unit. In addition, it will have to be certified by various cellular network operators as meeting technical requirements for devices that communicate via the cellular network. There can be no assurance that we will obtain such approvals.

Risks Related to our Common Stock

There is no trading market for our Common Stock and as a result investors may not be able to sell our Common Stock.

There is no active trading market for our Common Stock and there may never be such market for our Common Stock. In the absence of an active trading market, an investor may have difficulty buying and selling or obtaining market quotations, the market visibility for our stock may be limited, and the lack of visibility for our Common Stock may have a depressive effect on the market price for our Common Stock.

If a market for our Common Stock develops, there is a significant risk that our stock price may fluctuate dramatically which may negatively impact an investor’s investment in our Common Stock.

Although there is no market for our Common Stock, if a market for our Common Stock develops, there is a significant risk that our stock price may fluctuate dramatically in the future in response to any of the following factors, some of which are beyond our control including:

•

changes in our industry;

•

competitive pricing pressures;

•

our ability to obtain working capital;

•

additions or departures of key personnel;

•

limited “public float” in the hands of a small number of persons whose sales or lack of sales could result in positive or negative pricing pressure on the market price for our Common Stock;

•

sales of our Common Stock;

•

our ability to execute our business plan;

•

operating results that fall below expectations;

•

loss of any strategic relationship;

•

economic and other external factors; and

•

period-to-period fluctuations in our financial results.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Common Stock.

Our parent company owns approximately 66% of our outstanding Common Stock.

As of the date of the filing of this registration statement, Clear Skies Solar, Inc., our parent company, owns approximately 66% of our outstanding Common Stock. As a result, Clear Skies will control the election of our board of directors and all other matters submitted to a vote of the Company’s shareholders. Such concentration of share ownership may have the effect of discouraging, delaying or preventing a change in control of the Company.

We have not paid dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our Common Stock.

We have never paid cash dividends on our Common Stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our Common Stock will depend on earnings, financial condition and other business and economic factors affecting us that our Board of Directors may consider relevant. If we do not pay dividends, our Common Stock may be less valuable because a return on an investor’s investment will only occur if our stock price appreciates.

Our issuance of Common Stock upon exercise of outstanding warrants may depress the price of our Common Stock.

As of the date of the filing of this registration statement, we have 45,750,000 shares of Common Stock and warrants to purchase 15,000,000 shares of Common Stock outstanding. The issuance of shares of Common Stock upon exercise of outstanding warrants could result in substantial dilution to our stockholders, which may have a negative effect on the price of our Common Stock.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

This registration statement contains forward-looking statements. All statements other than statements of historical facts contained in this registration statement, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, forward-looking statements can be identified by terms such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words. These statements are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. We discuss many of the risks in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of the filing of this registration statement. Except as required by law, we assume no obligation to update any forward-looking statements after the date of the filing of this registration statement.

This registration statement also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other industry data. This data involves a number of assumptions and limitations, and investors are cautioned not to give undue weight to such estimates. We have not independently verified the statistical and other industry data generated by independent parties and contained in this registration statement and, accordingly, we cannot guarantee their accuracy or completeness. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this registration statement. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Overview

Carbon 612 Corporation is a Delaware corporation formed on September 10, 2008. On November 2, 2009, Clear Skies Solar, Inc., a Delaware corporation which was our sole stockholder, assigned certain patents and patent applications, certain tangible assets and associated liabilities to us that related to its XTRAX® wireless data monitoring system for renewable energy systems.

On November 13, 2009, Carbon 612 entered into a Securities Purchase Agreement with a group of investors (the “Purchase Agreement”) that provided for, among other things, the sale by Carbon 612 to the investors of (i) an aggregate of 15 million shares of its Common Stock (the “Shares”) and (ii) warrants to purchase up to an aggregate of an additional 15 million shares of its Common Stock (the “Warrants”). Carbon 612 received gross proceeds in the aggregate amount of $150,000 (excluding expenses of $37,500) from the sale of the Shares and the Warrants. Immediately after the closing and as of the date of the filing of this registration statement, Clear Skies owns approximately 66% of Carbon 612’s outstanding shares of Common Stock.

The Purchase Agreement requires us to use our best efforts to file this registration statement with the Securities and Exchange Commission (“SEC”) by January 27, 2010 and for it to become effective not later than May 12, 2010. If this registration statement is not declared effective by the SEC by May 12, 2010 then the investors as a group have the right to purchase, at $.01 per share, an aggregate of 3,000,000 shares of our Common Stock for every thirty days (pro rata for shorter periods) that this registration statement is filed after January 27, 2010 and is declared effective beyond May 12, 2010. If this registration statement is effective by May 12, 2010 then the investors as a group have no right to purchase the additional shares of Common Stock even if this registration statement is filed after January 27, 2010.

We are a development stage company which plans to sell the XTRAX® remote monitoring system for measuring the production of renewable energy systems and for transmission of the data via the cellular telephone, microwave network or satellite.

The XTRAX® Remote Access Energy Monitor System was designed specifically for the domestic Renewable Energy Credit (REC) market, regional and international production based incentive programs and for the international Carbon Credit Market (CCM). The system utilizes the existing cellular network infrastructure thereby eliminating the need for LAN/WAN or any other hardwired network systems. In extreme remote conditions the system will be developed so it can also make use of satellite or microwave communications.

The Carbon 612 business model is to license/install XTRAX® on all sub-100kW systems in the United States as well as internationally in order to capture the small-system production information. We believe that currently there are no reliable, verifiable and cost effective methods of accurately collecting this data from small systems which makes monetizing the credits and incentives from smaller systems of little or no value.

We believe XTRAX® and the support platform we have patented and copyrighted makes collecting this data not only feasible but profitable as well. With over 60,000 systems in the USA alone, we expect that our program would become profitable after 8,000 units are installed which is only 13% of the installed market.

XTRAX® will be installed on existing small systems, usually residential, where our patented hardware will monitor kWh production, including but not limited to time of day production, then send this data autonomously to our in-house servers where it is managed by our copyrighted software. The software takes the kWh data and assigns it a value according to individual client contracts.

The client preset values are based on purchase contracts of the “REC” or “CCM” or production based incentive programs and can be traded/offered on the “spot” market each according to the requirements of the client. Potential clients include homeowners, business owners or anyone who owns the rights to the RECs or CCMs such as aggregators, finance companies or power purchase agreement (“PPA”) providers and regional utilities that offer their own incentives.

The model is for Carbon 612 to charge a monitoring fee of $8.95-$29.95 per month per residential client or more for large scale clients or sub metering contracts.

We believe the value we will offer our clients under our XTRAX® platform is based on the following:

1)

No upfront cost to the customer. (Approximately a seven month return on investment for us).

2)

Autonomous data collection. No one is required to read a meter, ever.

3)

Client receives a check or direct bank deposit for verified credits collected that were previously elusive. ”Found money” for the client.

4)

Highest market value for RECs/CCMs available from anticipated volume. It is not effective to manually collect small amounts of data and submit for monetization.

5)

Client receives automatic notifications in the event that their system is not functioning.

We will convert the data received into the electronic format required by aggregators that sell the credits to utilities, or when enough XTRAX® units are in place, by us directly to utilities. The utilities would pay the aggregators (or us) via electronic transfer, the aggregator would transfer our share to us and we would, after deducting the monthly fee from each homeowner or other user of an XTRAX® unit, remit the balance due via direct deposit if the client has a bank account, or mail a check if not. Utilization of electronic transfer of funds reduces cost and avoids the necessity of preparing and mailing checks or using credit cards which are sometimes cancelled or allowed to lapse by card holders, causing further problems.

Results of Operations

We have not engaged in any operations or generated any revenues to date. We will not generate any operating revenues until after completion of commercialization of the XTRAX® monitoring device which we anticipate to occur later in 2010 and we will establish a marketing and sales program for it.

Twelve Months Ended December 31, 2009

Lack of Revenues:

We did not have any revenues during the twelve months ended December 31, 2009.

Expenses:

The Company had no operations or revenues during the period from inception (September 10, 2008) to December 31, 2008 and the period from January 1, 2009 through December 31, 2009, and for the period from inception (September 10, 2008) through December 31, 2009. We had incidental office expenses of $375 during calendar year 2009.

The Company’s majority shareholder will be allocating corporate expenses such as rent and payroll to the Company starting January 1, 2010 for the Company’s portion of these expenses.

Net Loss:

As a result of the foregoing, we had a net loss of $375 for the twelve months ended December 31, 2009.

Liquidity and Capital Resources:

As of December 31, 2009, we had cash of $111,605. On November 13, 2009, we received gross proceeds of $150,000 (excluding expenses of $37,500) from the sale of (i) an aggregate of 15 million shares of Common Stock and (ii) warrants to purchase up to an aggregate of an additional 15 million shares of Common Stock.

We believe we currently have enough cash to fund our operations for the next 12 months but only at a level that may prevent our commercializing XTRAX® during 2010. We have limited funds. We will not be able to execute our current business plan and fund business operations long enough to become cash-flow positive or to achieve profitability. Our ultimate success will depend upon our ability to raise additional capital. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us.

We will be required to pursue sources of additional capital through various means, including joint venture projects and debt or equity financings. Future financings through equity investments will be dilutive to existing stockholders. Also, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, and the issuance of warrants or other convertible securities, which will have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition and results of operations.

Our ability to obtain needed financing may be impacted by such factors as the weakness of capital markets, both generally and specifically in the renewable energy industry, and the fact that we have not been profitable, which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, if any, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

Period from Inception (September 10, 2008) to December 31, 2008

Lack of Revenues:

We did not have any revenues for the period from inception (September 10, 2008) to December 31, 2008.

Expenses:

We had no expenses during the period from inception (September 10, 2008) to December 31, 2008 as we were inactive during that time.

Net Loss:

As a result of the foregoing, we did not report any income or loss for the period from inception (September 10, 2008) to December 31, 2008.

Liquidity and Capital Resources:

As of December 31, 2008 we had cash of $10.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

Item 3. Properties.

We operate out of a portion of the approximately 3,356 square feet of office space leased by Clear Skies at 200 Old Country Road, Mineola, New York, which Clear Skies leases from HUB Properties Trust pursuant to a seven year lease. We did not pay rent since our incorporation (we were inactive until January 2010) but will pay an allocated share of rent and other costs commencing January 1, 2010.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information, as of the date of the filing of this registration statement, with respect to the beneficial ownership of the Company’s outstanding Common Stock by (i) any holder of more than five (5%) percent; (ii) each of the Company’s executive officers and directors; and (iii) the Company’s directors and executive officers as a group.

Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to the number of shares indicated as beneficially owned by them. Furthermore, unless otherwise indicated, the address of the beneficial owner is c/o Carbon 612 Corporation, 200 Old Country Road, Suite 610, Mineola, New York, 11501-4241.

Name and Address of Beneficial Owner	Amount and nature of beneficial ownership (1)	Percent of class (1)
5% Beneficial Owners:
Clear Skies Solar, Inc. 200 Old Country Road, Suite 610 Mineola, NY 11501-4241	30,000,000	65.57%
KHG Trust 672 Dogwood Avenue, Suite 106 Franklin Square, NY 11010	4,400,000 (2)	9.62%
Barry Honig 595 S. Federal Highway, Suite 600 Boca Raton, FL 33432	4,250,000 (2)	9.29%
Directors and Officers:
Arthur Goldberg	2,324,044 (3)	4.99%
All officers and directors as a group (1 person owning shares)	2,324,044 (3)	4.99%

(1) Applicable percentage ownership is based on 45,750,000 shares of Common Stock outstanding as of the date of the filing of this registration statement together with securities exercisable or convertible into shares of Common Stock within 60 days of such date for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock that are currently exercisable or exercisable within 60 days of the date of the filing of this registration statement are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) Does not include 4,400,000 shares, 4,250,000 shares and 1,500,000 shares, respectively, issuable upon exercise of warrants with an exercise price of $0.10 per share. The warrants may not be exercised to the extent such exercise would cause the holder to own in excess of 4.99% of our outstanding shares of Common Stock. The number of shares deemed beneficially owned is limited accordingly.

(3) Includes 824,044 shares issuable upon exercise of warrants with an exercise price of $0.10 per share. Mr. Goldberg owns warrants to purchase 1,500,000 shares of Common Stock with an exercise price of $0.10. The warrants may not be exercised to the extent such exercise would cause the holder to own in excess of 4.99% of our outstanding shares of Common Stock. The number of shares deemed beneficially owned is limited accordingly.

Item 5. Directors and Executive Officers.

The following table lists our current executive officers and directors. Our directors are elected at our annual meeting of stockholders and serve for one year or until successors are elected and qualify. Our Board of Directors elects our officers, and their terms of office are at the discretion of the Board.

The biographies below include information related to service by the persons below to Carbon 612 Corporation, Clear Skies Solar’s subsidiary, Clear Skies Group, Inc. Mr. Green is our sole director.

Name	Age	Position
Ezra J. Green	48	President, Chief Executive Officer and Director
Arthur L. Goldberg	70	Vice President, Secretary and Treasurer
Thomas J. Oliveri	50	Vice President and Assistant Secretary

Ezra J. Green. Ezra Green has been our President, Chief Executive Officer and sole Director since September 2008. Mr. Green has been Chief Executive Officer and Chairman of Clear Skies since the consummation of its merger on December 20, 2007. Ezra Green has been involved with renewable energy companies for seven years and founded Clear Skies Group, Inc. in 2003. Prior to launching Clear Skies Group, Inc., Mr. Green was a successful entrepreneur who founded TAL Design & Construction in 1990, a general contracting firm. Mr. Green has 25 years experience in the construction business, including those in which he led TAL Design & Construction to top rankings for excellence and customer satisfaction in The Franklin Report. TAL Design & Construction consulted on interior design and performed high-end commercial and residential construction in New York City and Long Island. Mr. Green began his career as a software engineer and programmer.

Arthur L. Goldberg Arthur L. Goldberg has been our Vice President, Secretary and Treasurer since September 2008. Mr. Goldberg joined Clear Skies as its Chief Financial Officer effective January 21, 2008. He was appointed Secretary and Treasurer of Clear Skies on May 16, 2008 and a Vice President on August 24, 2009. Previously he served as CFO of Milestone Scientific, Inc., a publicly traded company that had developed and markets a device for painless injections for both dental and medical purposes. Before that he served as Chief Administrative and Financial Officer of St. Luke’s School, a private college preparatory school. Before working at St. Luke’s School Mr. Goldberg was a partner in the firm Tatum CFO Partners, LLP from 1999 to 2006. Tatum’s business was the furnishing of CFO services on an interim or special project basis. Before Tatum Mr. Goldberg served as CFO of various public and privately owned businesses. He earned an MBA degree from the University of Chicago, JD and LLM degrees from the School of Law at New York University and his bachelor’s degree from the City College of New York. Mr. Goldberg is also a certified public accountant. Mr. Goldberg is a director of SED International Holdings, Inc., a publicly owned distributor of computer related, consumer electronic and wireless products.

Thomas J. Oliveri Thomas J. Oliveri has been our Vice President and Assistant Secretary since September 2008. Mr. Oliveri joined Clear Skies in April of 2008 and brings 25 years of experience as a global executive directing and managing all aspects of business operations, strategic planning, engineering, marketing, sales, operations, accounting, HR, and IT functions. His experience working in the United States, Europe, Asia, Russia, Australia, South America, and South Africa will enable CSG to expand to foreign markets as opportunities present themselves. Since 2006, Mr. Oliveri has led a corporate turnaround effort as the Head of the Equipment Flow division of Sulzer Metco, Inc., a worldwide leader in the thermal spray industry. From 1999 to 2006, Mr. Oliveri served in a variety of executive roles, eventually rising to CEO, at Global Payment Technologies, Inc., a currency validation manufacturer. From 1986 through 2000, Mr. Oliveri served in a variety of executive management positions at manufacturing companies around the world. Mr. Oliveri has a Bachelor of Science from SUNY Oswego and a Master of Science from SUNY Stony Brook. Mr. Oliveri is a director of Table Trac, Inc., a publicly owned company that supplies certain software systems to the gaming industry.

Item 6. Executive Compensation.

No compensation was paid to our named executive officers for the period from inception (September 10, 2008) to December 31, 2008 or for the year ended December 31, 2009.

Employment Agreements

We are not party to any employment agreements.

Director Compensation for Year Ending December 31, 2009

No director of the Company received any compensation for services as director for the year ending December 31, 2009.

Outstanding Equity Awards at December 31, 2009

The Company did not have any equity awards outstanding as of December 31, 2009.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

Certain Relationships and Related Transactions

On November 13, 2009, the Company entered into an Agreement of Conveyance, Transfer and Assignment of Assets and Assumption of Obligations (the “Transfer Agreement”) with Clear Skies, the Company’s majority stockholder, pursuant to which (i) Clear Skies assigned to Carbon 612 all of the assets relating to its XTRAX wireless data monitoring system for renewable energy systems and (ii) Carbon 612 assumed certain liabilities relating to such assets.

On November 13, 2009, Carbon 612 entered into a Securities Purchase Agreement with a group of investors (the “Purchase Agreement”) that provided for, among other things, the sale by Carbon 612 to the investors of (i) an aggregate of 15 million shares of its Common Stock (the “Shares”) and (ii) warrants to purchase up to an aggregate of an additional 15 million shares of its Common Stock (the “Warrants”). Carbon 612 received gross proceeds in the aggregate amount of $150,000 (excluding expenses of $37,500) from the sale of the Shares and the Warrants. Immediately after the closing, Clear Skies owned approximately 66% of Carbon 612’s outstanding shares of Common Stock. Arthur Goldberg, our Vice President, Secretary and Treasurer, purchased 1,500,000 Shares and 1,500,000 Warrants under the Purchase Agreement, for an aggregate purchase price of $15,000.

The Warrants are exercisable for a period of five (5) years at an exercise price of $.10 per share, as may be adjusted, and may be exercised on a cashless basis. The Warrants also contain anti-dilution provisions, including but not limited to if Carbon 612 issues shares of its Common Stock at less than the then existing exercise price, the exercise price of the Warrants will automatically be reduced to such lower price and the number of shares to be issued upon exercise will be proportionately increased. The Warrants contain limitations on exercise, including the limitation that the holders may not convert their Warrants to the extent that upon exercise the holder, together with its affiliates, would own in excess of 4.99% of Carbon 612’s outstanding shares of Common Stock (subject to an increase upon at least 61-days’ notice by the holder to Carbon 612, of up to 9.99%).

Pursuant to the terms of the Purchase Agreement, Carbon 612 agreed to use its best efforts to file a registration statement on Form 10 no later than 75 days from the closing of the offering and to have such registration statement declared effective no later than 180 days from the closing of the offering. If Carbon 612 does not timely file the registration statement or cause it to be declared effective by the required dates, then the investors shall have the right to purchase an aggregate of 3 million additional shares of Carbon 612’s Common Stock for $0.01 per share for each 30 days that Carbon 612 does not timely file the registration statement or cause it to be declared effective; provided that (i) no additional shares need to be issued (even though owed) until 180 days after the closing of the offering and (ii) if the registration statement is declared effective within 180 days of the closing of the offering then no additional shares shall be owed to the investors, even if the registration statement was not timely filed.

The foregoing is not a complete summary of the terms of the transactions described. Reference is made to the complete text of the Transfer Agreement, Purchase Agreement and Form of Warrant attached hereto as Exhibits 10.2, 10.3 and 10.4, respectively.

In addition, we operate within the office space leased by CSS and will pay CSS an allocable share of related costs commencing January 1, 2010; further, our two employees are on the CSS payroll and starting January 1, 2010 we will reimburse CSS for those costs as well. These two persons did not perform services for us prior to that date.

Director Independence

Our sole director, Ezra Green, is not independent as that term is defined under the Nasdaq Marketplace Rules.

Item 8. Legal Proceedings.

There are no legal proceedings to which the Company or any of its property is the subject.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

There is no market for our Common Stock.

As of the date of the filing of this registration statement, there are issued and outstanding 45,750,000 shares of Common Stock. In addition, as of the date of the filing of this registration statement, there are 15,000,000 shares of Common Stock reserved for issuance upon the exercise of five-year warrants, issued on November 13, 2009, with an exercise price of $0.10.

As of the date of the filing of this registration statement, there are eight holders of record of our Common Stock.

We have not declared any cash dividends on our Common Stock since inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business operations. Any decisions as to future payment of cash dividends will depend on our earnings and financial position and such other factors as the Board of Directors deems relevant.

Equity Compensation Plan Information

As of the date of the filing of this registration statement, we have no equity compensation plans.

Item 10. Recent Sales of Unregistered Securities.

On September 16, 2008, pursuant to a stock subscription agreement between the Company and Clear Skies, we issued 30,000,000 shares (reflecting a stock split on November 5, 2009) of Common Stock to Clear Skies, for an aggregate purchase price of $10. The issuance was made in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), for transactions not involving a public offering. No advertising or general solicitation was employed in offering the securities. The offering and sale was made to a single entity, and transfer was restricted by the Company in accordance with the requirements of the Securities Act.

On November 13, 2009, pursuant to a securities purchase agreement (“Purchase Agreement”) between the Company and a group of accredited investors, we sold an aggregate of 15,000,000 shares of Common Stock and (ii) five-year warrants to purchase up to an aggregate of an additional 15,000,000 shares of Common Stock (the “Warrants”), for an aggregate purchase price of $150,000(excluding expenses of $37,500). The Warrants have an exercise price of $0.10, subject to adjustment, and may be exercised on a cashless basis. An additional 750,000 shares of our Common Stock, valued at $7,500, were issued to two law firms for services rendered in connection with the November 13, 2009 transaction. The issuances were made in reliance upon the exemption from securities registration afforded by Section 4(2) under the Securities Act for transactions not involving a public offering. No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, all of whom were accredited investors, and transfer was restricted by the Company in accordance with the requirements of the Securities Act.

Item 11. Description of Registrant’s Securities to be Registered.

This registration statement relates to our Common Stock, par value $0.001 per share. We are authorized to issue 100,000,000 shares of Common Stock, and 10,000,000 shares of preferred stock, par value $0.001 (“Preferred Stock”). As of the date of the filing of this registration statement, there are 45,750,000 shares of Common Stock and zero shares of Preferred Stock outstanding. In addition, as of the date of the filing of this registration statement, there are five-year warrants, issued on November 13, 2009, to purchase 15,000,000 shares of Common Stock, at an exercise price of $0.10, outstanding. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Our outstanding shares of Common Stock are fully paid and non-assessable. Holders of shares of Common Stock have no conversion, preemptive or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock.

Item 12. Indemnification of Directors and Officers.

Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (“DGCL”) provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as we are, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

Our Certificate of Incorporation and Bylaws provide that we will indemnify our directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the DGCL, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution or by contract.

Any repeal or modification of these provisions approved by our stockholders shall be prospective only, and shall not adversely affect any limitation on the liability of any of our directors or officers existing as of the time of such repeal or modification.

We are also permitted to apply for insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the DGCL would permit indemnification.

Anti-Takeover Effect of Certain By-Law Provisions

Certain provisions of our By-Laws are intended to strengthen the Board’s position in the event of a hostile takeover attempt. These provisions have the following effects:

•

they provide that only business brought before an annual meeting by the Board or by a stockholder who complies with the procedures set forth in the By-Laws may be transacted at an annual meeting of stockholders; and

•

they provide for advance notice of certain stockholder actions, such as the nomination of directors and stockholder proposals.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and persons controlling us, we have been advised that it is the Securities and Exchange Commission’s opinion that such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

Item 13. Financial Statements

Carbon 612 Corporation

Index to Financial Statements

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets – December 31, 2009 and 2008	F-3

Statements of Operations – Year ended December 31, 2009, for the period from September 10, 2008 (Inception) to December 31, 2008 and for the period from September 10, 2008 (Inception) to December 31, 2009

F-4

Statement of Stockholders’ Equity – period from September 10, 2008 (Inception) to December 31, 2009	F-5

Statements of Cash Flows – Year ended December 31, 2009, for the period from September 10, 2008 (Inception) to December 31, 2008 and for the period from September 10, 2008 (Inception) to December 31, 2009

F-6

Notes to Financial Statements – Year ended December 31, 2009 and for the period from September 10 2008 (Inception) to December 31, 2008.	F-7

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Carbon 612 Corporation

We have audited the accompanying balance sheets of Carbon 612 Corporation (a corporation in the development stage) as of December 31, 2009 and 2008, and the related statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2009, and for the period from September 10, 2008 (date of inception) to December 31, 2008 and for the period from September 10, 2008 (date of inception) to December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carbon 612 Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the year ended December 31, 2009, and for the period from September 10, 2008 (date of inception) to December 31, 2008 and for the period from September 10, 2008 (date of inception) to December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed on Note 1 to the financial statements, the Company has suffered recurring losses from operations and negative cash flows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ J.H. Cohn LLP

Jericho, New York

February 3, 2010

Carbon 612 Corporation
(a corporation in the development stage)
Balance Sheets
	As of December 31,
	2009	2008

ASSETS
Cash	$111,605	$10
Total Current Assets	111,605	10

Patents	50,519	-

Total Assets	$162,124	$10

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$27,907	$-
Total Current Liabilities	27,907	-

Stockholders’ Equity
Preferred stock, authorized 10,000,000 shares,
$ .001 par value, none issued or outstanding	-	-
Common stock, authorized 100,000,000 shares,
$.001 par value, 45,750,000 and 30,000,000 shares
issued and outstanding as of December 31, 2009 and
2008, respectively	45,750	1
Additional paid-in capital	88,842	9
Deficit accumulated during the development stage	(375)	-
Total Stockholders’ Equity	134,217	10

Total Liabilities and Stockholders’ Equity	$162,124	$10

See accompanying notes to the financial statements.

Carbon 612 Corporation
(a corporation in the development stage)

Statements of Operations

		For the Period	For the Period
	For the Year	from September	from September
	Ended	10, 2008 (inception)	10, 2008 (inception)
	December	to December	to December
	31, 2009	31, 2008	31, 2009

Revenue	$-	$-	$-

General and administrative expenses	375	-	375

Net loss	$(375)	$-	$(375)

Loss per share, basic and diluted	$(0.00)	-

Weighted average common shares outstanding, basic
and diluted	28,086,986	9,205,479

See accompanying notes to the financial statements.

Carbon 612 Corporation (a corporation in the development stage)
Statements of Stockholders' Equity
For the period from September 10, 2008 (Inception) to December 31, 2009

	Common Stock $.001 par value		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total

	Shares	Amount

Shares issued on September 10, 2008 at $.001 per share	1,000	$1	$9	$-	$10

Balance, December 31, 2008	1,000	1	9	-	10

Stock split on November 5, 2009	29,999,000	29,999	(29,999)	-	-

Net book value of assets contributed by the Company’s parent	-	-	14,582	-	14,582

Shares issued for cash on November 13, 2009 at $.01 per share (net of expenses of $37,500)	15,000,000	15,000	97,500	-	112,500

Shares issued in payment of legal fees on November 13, 2009 valued at $.01 per share	750,000	750	6,750	-	7,500

Net loss for the year ended December 31, 2009	-	-	-	(375)	(375)

Balance, December 31, 2009	45,750,000	$45,750	$88,842	$(375)	$134,217

See accompanying notes to the financial statements.

Carbon 612 Corporation
(a corporation in the development stage)

Statements of Cash Flows

	For the Year Ended December 31, 2009	For the Period From September 10, 2008 (inception) to December 31, 2008	For the Period From September 10, 2008 (inception) to December 31, 2009
Cash flows from operating activities
Net loss	$(375)	$-	$(375)
Adjustments to reconcile net loss to net cash used in
operating activities
Accounts payable	(8,030)	-	(8,030)

Net cash used in operating activities	(8,405)	-	(8,405)

Cash flows from financing activities

Issuance of common stock, net of offering costs of $30,000	120,000	10	120,010

Net cash provided by financing activities	120,000	10	120,010

Net increase in cash	111,595	10	111,605

Cash, beginning of period	10	-	-

Cash, end of period	$111,605	$10	$111,605

See accompanying notes to the financial statements.

Supplemental disclosures of non-cash investing and financing activities:

The Company issued 750,000 shares of common stock valued at $0.01 per share ($7,500) for legal fees in connection with the sale of Shares on November 13, 2009.

Carbon 612 Corporation

(a corporation in the development stage)

Notes to Financial Statements

For the year ended December 31, 2009 and for

the period of September 10, 2008 (inception)

to December 31, 2008

1.

 Nature of operations and basis of presentation

Nature of operations

Carbon 612 Corporation (“C 612”) was formed in Delaware on September 10, 2008 by Clear Skies Solar, Inc. (“CSS”) which was then its sole shareholder. It is an early stage development company. CSS is a designer and installer of solar electric systems and its shares are traded on the bulletin board under the symbol CSKH.OB. C 612 was formed to receive the XTRAX® related intellectual property and technology developed by CSS over the past several years, along with related assets and liabilities. On formation, C 612 had 1,000 shares of common stock authorized but on November 5, 2009 the C 612 charter was amended to authorize 10,000,000 shares of preferred stock and 100,000,000 shares of common stock, $.001 par value (“Common Stock”). The 1,000 shares of common stock owned by CSS since incorporation became 30,000,000 shares after this stock split. The C 612 shares owned by CSS are pledged by CSS to certain of its lenders.

XTRAX® is a patented remote monitoring solution for measuring the production of renewable energy systems and for transmission of the data via the cellular telephone or microwave network and satellite. The design philosophy behind XTRAX® is to avoid using relatively expensive personal computers for simple monitoring tasks. The XTRAX® hardware monitor uses a minimalist approach by integrating a microcontroller, an energy measurement device, a cellular card and miscellaneous interface components to provide a small and low cost hardware platform. This platform is capable of being utilized for a variety of measurements, including but not limited to, electrical energy production, temperature, volume and flow. It can also provide alerts if the system under measurement malfunctions. The XTRAX® hardware monitor utilizes a database application for the retrieval and reporting of data to owners, customers, and aggregators. Data is regularly reported via the cellular telephone system and it can use microwave technology or connect via satellite. The XTRAX® system as a whole also provides users the ability to retrieve reports through a website or potentially a text message.

The Company believes that this device can be inexpensively installed in many of the homes and small businesses in the United States that now or soon will have solar electric generating systems and the owners can monetize the power produced by allowing us to sell the renewable energy credits each earns to larger companies or utilities and, after deducting a monthly fee, remit the excess to them.

Further work needs to be completed by us before XTRAX® can be offered to the market and it is expected that this will be done during 2010. This includes having XTRAX® listed by Underwriters Laboratories and receiving approvals from the Federal Communications Commission and the operators of cellular networks. The Company had no revenue in 2009 or 2008.

There can be no assurance that C 612 will be able to commercialize the XTRAX® device or, if commercialized, would be successful in marketing it on a profitable basis or at all.

The Company is an early-stage development company. Since inception in September 2008 and initial funding in November, 2009, the Company has incurred losses and negative cash flows from operations and at December 31, 2008 the Company has an accumulated deficit of approximately $375. In November 2008 the Company completed a private placement of 15 million shares of its common stock and received net proceeds of $150,000 (excluding expenses of $37,500). At December 31, 2008 we had approximately $111,000 in cash. Based on our current plans and assumptions, which include our expectations relating to the future sale of our equity and debt securities, we believe that we will have adequate resources to fund our operations in 2010. However, there can be no assurances that we will be successful in arranging financing on terms satisfactory to us, in which case there would be significant doubt as to our ability to continue as a going concern. Notwithstanding our recent sale of common stock gross proceeds of $150,000 (excluding expenses of $37,500), we will need to raise additional funds to pay operating expenses and the costs of commercializing the XTRAX® device.

Basis of presentation

C 612 received its initial funding on November 13, 2009 when it sold 15,000,000 shares of Common Stock at $.01 per share to a group of investors for $150,000 (excluding expenses of $37,500) cash. It simultaneously issued 750,000 shares to attorneys for legal services in connection with the financing. The Company also issued warrants to the investors expiring on November 12, 2014, to purchase up to an aggregate of 15,000,000 (excluding expenses of $37,500) shares of Common Stock at $.10 per share. The number of shares and price per share are subject to change based on certain anti-dilution provisions.

Immediately prior to this funding CSS transferred, without receiving any consideration for the transfer, the US patent protecting XTRAX®, various patent applications, the registration of XTRAX® as a trademark, various tangible assets and certain related liabilities. The financial statements are presented after giving effect to the stock split. CSS is now the owner of 65.6% of the outstanding Common Stock of the Company and, as a result, it is included in the consolidated financial statements issued by CSS.

There is substantial doubt that the Company will continue as a going concern as the Company will require additional financing to complete the commercialization of the XTRAX® monitoring device and to bring it to market. The Company may need to sell its debt or equity securities prior to generating operating revenues and profits but there can be no assurance that such sales can be completed at all or on terms satisfactory to the Company.

2.

Summary of significant accounting policies

Cash equivalents

The Company considers all highly liquid investments with maturities of three months or less, when purchased, to be cash equivalents. The Company maintains cash and cash equivalents, which consist of demand deposits, with high credit quality financial institutions. At certain times the amounts may exceed FDIC insurance limits and we have not experienced any losses on these investments.

Property and equipment

The Company received certain assets from CSS, its parent company, immediately prior to the financing described above but the value for these assets on the books of CSS was zero so the Company also shows no book value of these assets.

Long-lived assets

The Company's long-lived assets, including patents, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

During 2009, the Company's majority shareholder transferred a patent and related research and development to the Company at the majority shareholder's carrying amount, in accordance with generally accepted accounting principles in the United States.

Fair Value of financial instruments

The carrying values reported for cash approximate their fair values in the accompanying balance sheets due to the short term maturity of those financial instruments.

Income taxes

Generally accepted accounting principles in the United States (“GAAP”) related to accounting for income taxes requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company also complies with the provisions of GAAP related to accounting for uncertainty in income taxes which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. These standards provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. The Company adopted these standards and has determined that the adoption did not have an impact on the Company’s financial position, results of operations, or cash flows.

Earnings (loss) per share

The Company presents earnings (loss) per share, which requires dual presentation of basic and diluted income/loss per share for all periods presented. Basic income/loss per share excludes dilution and is computed by dividing income/loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted income/loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then share in the income/loss of the Company. The difference between the number of shares used to compute basic income/loss per share and diluted income/loss per share relates to additional shares to be issued upon the assumed exercise of warrants, net of shares hypothetically repurchased at the average market price with the proceeds of exercise. As the Company reported a net loss for the year ended December 31, 2008, the effects of the 15,000,000 shares issuable upon exercise of outstanding warrants as of December 31, 2008 have not been considered in the diluted net loss per common share since these dilutive securities would reduce the loss per common share.

Recent accounting pronouncements

In June 2009, GAAP was adopted relating to consolidation of variable interest entities, and will change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. Under GAAP, determining whether a company is required to consolidate an entity will be based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. This rule is effective at the start of a company’s first fiscal year beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar-year basis. At this time the Company does not believe that this will have an impact on its financial results.

Stock based compensation

The GAAP related to accounting for stock-based compensation focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Company issued 750,000 shares to service providers. This requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized of the period during which an employee is required to provide service in exchange for the award. No compensation costs are recognized for equity instruments for which employees do not render the requisite service. The Company adopted this GAAP at commencement of operations.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, exceeds the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.

Related party transactions

On November 13, 2009, the Company entered into an Agreement of Conveyance, Transfer and Assignment of Assets and Assumption of Obligations (the “Transfer Agreement”) with Clear Skies, the Company’s majority stockholder, pursuant to which (i) Clear Skies assigned to Carbon 612 all of the assets relating to its XTRAX wireless data monitoring system for renewable energy systems and (ii) Carbon 612 assumed certain liabilities relating to such assets.

On November 13, 2009, Carbon 612 entered into a Securities Purchase Agreement with a group of investors (the “Purchase Agreement”) that provided for, among other things, the sale by Carbon 612 to the investors of (i) an aggregate of 15 million shares of its Common Stock (the “Shares”) and (ii) warrants to purchase up to an aggregate of an additional 15 million shares of its Common Stock (the “Warrants”). Carbon 612 received gross proceeds in the aggregate amount of $150,000 (excluding expenses of $37,500) from the sale of the Shares and the Warrants. Immediately after the closing, Clear Skies owned approximately 66% of Carbon 612’s outstanding shares of Common Stock. Arthur Goldberg, our Vice President, Secretary and Treasurer, purchased 1,500,000 Shares and 1,500,000 Warrants under the Purchase Agreement, for an aggregate purchase price of $15,000.

The Company also issued 750,000 shares of its common stock to two law firms for services rendered in connection with the Purchase Agreement, which shares were valued at the price paid by the investors.

The Warrants are exercisable for a period of five (5) years at an exercise price of $.10 per share, as may be adjusted, and may be exercised on a cashless basis. The Warrants also contain anti-dilution provisions, including but not limited to if Carbon 612 issues shares of its Common Stock at less than the then existing exercise price, the exercise price of the Warrants will automatically be reduced to such lower price and the number of shares to be issued upon exercise will be proportionately increased. The Warrants contain limitations on exercise, including the limitation that the holders may not convert their Warrants to the extent that upon exercise the holder, together with its affiliates, would own in excess of 4.99% of Carbon 612’s outstanding shares of Common Stock (subject to an increase upon at least 61-days’ notice by the holder to Carbon 612, of up to 9.99%).

The warrants were valued at $60,000 using the Black Sholes valuation model and under GAAP that amount was both charged and credited to Additional Paid In Capital on the date of issuance of the warrants. In calculating the Black Sholes value we used a current stock price equal to the purchase price of $.01 per share, and exercise price of $.10 per share, a five year life for the warrants, a risk free rate of return of 2.28% and volatility rate of 100%.

Pursuant to the terms of the Purchase Agreement, Carbon 612 agreed to use its best efforts to file a registration statement on Form 10 no later than 75 days from the closing of the offering and to have such registration statement declared effective no later than 180 days from the closing of the offering. If Carbon 612 does not timely file the registration statement or cause it to be declared effective by the required dates, then the investors shall have the right to purchase an aggregate of 3 million additional shares of Carbon 612’s Common Stock for $0.01 per share for each 30 days that Carbon 612 does not timely file the registration statement or cause it to be declared effective; provided that (i) no additional shares need to be issued (even though owed) until 180 days after the closing of the offering and (ii) if the registration statement is declared effective within 180 days of the closing of the offering then no additional shares shall be owed to the investors, even if the registration statement was not timely filed.

The Company believes that that this registration statement will be effective on or before May 12, 2010, and therefore no liability has been recorded for the issuance of any shares of Common Stock to which the investors might be entitled if that did not occur.

The foregoing is not a complete summary of the terms of the transactions described. Reference is made to the complete text of the Transfer Agreement, Purchase Agreement and Form of Warrant.

In addition, we operate within the office space leased by CSS and will pay CSS an allocable share of related costs; further, our two employees are on the CSS payroll and we will reimburse CSS for those costs as well.

4.

 Income Taxes

For the Period ended December 31, 2009, the following was recorded as income tax benefit:

Federal
Current	$-
Deferred	-
Total	$-

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of the assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes.  Significant components of the Company's net deferred income tax assets and liabilities as of December 31, 2009 are as follows:

Deferred tax asset	$-

Net operating loss carryforward	82

82

Valuation allowance	(82)

Net deferred tax asset	$-

A reconciliation of the statutory federal income tax rate from continuing operations to the Company's effective tax rate for the period is as follows:

Tax benefit at statutory rate	(15.00%)
State and local taxes, net of federal benefit	(7.00%)
Valuation allowance	22.00%

Effective income tax rate	-

The Company provided a valuation allowance equal to the deferred income tax assets for the year ended December 31, 2009, because it is not presently known whether future taxable income will be sufficient to utilize the loss carry forwards.

As of December 31, 2009, the Company had approximately $375 in tax loss carry forwards that can be utilized in future periods to reduce taxable income, and expire in the year 2028.

5.

Subsequent Events

We have evaluated subsequent events through February 3, 2010 the date on which the financial statements were available to be issued.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15. Financial Statements and Exhibits.

(a) Financial Statements. See page F-1.

(b) Exhibits

Exhibit Number	Description

3.1	Certificate of Incorporation, dated September 10, 2008

3.2	Certificate of Amendment of Certificate of Incorporation, dated September 29, 2008

3.3.	Certificate of Amendment of Certificate of Incorporation, dated November 5, 2009

3.4	By-Laws of Carbon 612 Corporation

10.1	Stock Subscription Agreement, dated September 16, 2008, between the Company and Clear Skies Solar, Inc.

10.2	Agreement of Conveyance, Transfer and Assignment of Assets and Assumption of Obligations, dated November 13, 2009, between the Company Clear Skies Solar, Inc.

10.3	Securities Purchase Agreement, dated November 13, 2009, between the Company and the purchasers listed on the signature pages thereto

10.4	Form of Common Stock Purchase Warrant

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CARBON 612 CORPORATION

Date: February 3, 2010

By: /s/ Ezra Green

Ezra Green

Chief Executive Office